Exhibit 99.1

On March 19, 2021, the Company granted 13,000,000 stock options to officers and directors exercisable at a price of CAD$0.36 for a period of three years. The stock options vested immediately.

On March 19, 2021, the Company awarded 1,500,000 restricted share units (RSUs) to directors that are convertible into common shares for no additional consideration that will vest upon obtaining shareholder approval of the second private placement at the Special Meeting of Shareholders on May 17, 2021.

On March 19, 2021, the Company awarded 1,250,000 restricted share units (RSUs) to officers that are convertible into common shares for no additional consideration that will vest on or before June 30, 2022 subject to achieving certain project milestones related to the Molo Graphite Mine in Madagascar.

On March 19, 2021, the Company awarded 2,000,000 restricted share units (RSUs) to officers that are convertible into common shares for no additional consideration that will vest on December 31, 2022.